Exhibit 4.13

Agreement for Construction and Operation of Wastewater Treatment Facility

Summary of Terms

On July 3, 2014, the Company and Elad Technologies (L.S.) ("Elad") entered into an Agreement for  Construction and Operation of a Wastewater Treatment Facility (the "Agreement"). Under the Agreement, Elad shall build and install wastewater treatment system on the Company's premises (the "Facilities"), and provide certain operation and maintenance services for the system. The Facilities are expected to be delivered within 30 weeks (the "Delivery Date"), subject to certain prerequisites to be performed by Eltek.

Term and Termination: the Agreement shall terminate upon the 5th anniversary of the Delivery Date. The Company may effect an earlier termination in case of a material breach by Elad.

The Facilities to be installed by Elad are:

•
Wastewater Backwash Treatment Facility: Elad shall install and integrate into the Company's existing facilities a new wastewater backwash treatment system, including a physicochemical system for the sulfide precipitation of Copper, various metering pumps and chemical containers. Elad shall provide all necessary pipeline infrastructures as well as the electrical and pneumatic equipment, including integration with the existing equipment, and a PLC controller. In addition, Elad shall install a Sludge Dewatering Filter Press array, a Backwash Bypass Sand Filter and a ventilation system for the oxidation of sulfide residue.

•	Upgrades to existing wastewater polishing system.

•
General Wastewater Flow Treatment Array: Elad shall install and integrate into the Company's existing facilities a new general wastewater flow treatment system, including a physicochemical system for the hydroxide settling of Copper, various metering pumps and chemical containers. Elad shall provide all necessary pipeline infrastructure as well as the electrical and control equipment.

•
Concentrated Solutions with Complexents Treatment System: Elad shall upgrade the Company's existing concentrated solutions with complexents treatment system by replacing the reactor and the collecting tank with an EBR-500 system.

•
Concentrated Solutions with no Complexents Treatment System: Elad shall install a sludge blanket for the continuous sedimentation of concentrated solutions. The existing container shall be used for the slow dosing of solutions towards the general wastewater flow.

Operational and Maintenance Services:Elad shall provide the Company with Operational and Maintenance Services, as follows:

•	The Facilities shall be fully operated by a representative of Elad.

•	The Facilities shall operate 24/6.

•	A team of no less than 2 technicians shall be trained and certified for operating and maintaining the Facilities.

•	A service technician shall be available on-call in the event of weekend or nighttime malfunctions.

•	Additional engineering support.

•	Preventive maintenance.

•	Supply of spare parts, consumable parts, and materials including calibration solutions, oils etc.

Consideration and payments:

In consideration for building the Facilities and the Services, the Company shall pay Elad a total of NIS 3,632,200 (approximately $1 million ) as set forth below:

•	Construction Fees:

o	NIS 350,000 down payment.

o	NIS 350,000 upon initial operation of the Facilities.

o	NIS 12,770 per month, during the following 60 months, as of the Delivery Date.

•	Services Fees:

o	NIS 36,100 per month, during the following 60 months, as of the Delivery Date.